United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2016

Commission File Number 1-13758

PHAROL, SGPS S.A.

(Exact name of registrant as specified in its charter)

Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square

1250 -133 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Announcement | Lisbon 25 January 2016

DAMAGES CAUSED BY THE INVESTMENT IN DEBT INSTRUMENTS ISSUED BY ENTITIES OF ESPÍRITO SANTO GROUP — LIABILITY COURT ACTION

PHAROL, SGPS S.A. (“PHAROL”) informs that today it has filed the judicial liability claim before the Lisbon’s District Court against its former directors Zeinal Bava, Henrique Granadeiro and Luís Pacheco de Melo, for breach of their respective legal and contractual duties, namely the duty to submit to the Board of Directors for approval any investments in debt instruments issued by entities of Espírito Santo Group, as well as the duty to implement an internal control system suitable for these forms of investment.

Breach of the abovementioned duties caused several damages to PHAROL, such as € 54,900,000.00 (fifty four million and nine hundred thousand Euro), as over time the amounts invested could not be used in the activities of PHAROL and other losses in amounts yet to be determined in execution of sentence.

The Board of Directors thereby complies the resolution of PHAROL’s General Meeting of Shareholders of 31 July 2015, within the six months deadline.

Pursuant to what has already been announced, this action does not prevent PHAROL from filing other liability claims against other directors (of the period 2012/2014) or against any third parties which in any way may be deemed liable for damages suffered by PHAROL as a consequence and/or related with the investment in debt instruments issued by entities of Espírito Santo Group.

PHAROL, SGPS S.A.

Public company	PHAROL is listed on the	Luis Sousa de Macedo
Share capital Euro 26,895,375	Euronext (PHR). Information	Investor Relations Director
Registered in the Commercial	may be accessed on Bloomberg	ir@pharol.pt
Registry Office of Lisbon	under the symbol PHR PL.	Tel.: +351 212 697 698
and Corporation no. 503 215 058		Fax: +351 212 697 949

pharol.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2016

PHAROL, SGPS S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.